PSI CORPORATION
7222 Commerce Center Drive, Suite 210
Colorado Spring, Colorado 80919

October 11, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Ms. Jennifer Thompson, Branch Chief

Re:

PSI Corporation (the “Company”)
Form 10-K for Fiscal Year Ended October 31, 2009, filed June 24, 2010;
Form 10-Q for Fiscal Quarter Ended January 31, 2010, filed June 29, 2010;
Form 10-Q for Fiscal Quarter Ended April 30, 2010, filed June 29, 2010;
Form 10-Q for Fiscal Quarter Ended July 31, 2010, filed September 15, 2010;
File No. 00020317

Dear Ms. Thompson;

           We are submitting to the Securities and Exchange Commission (the “Commission”) the following responses to the Commission’s comment letter dated September 28, 2010, with reference to the Annual Report on Form 10-K for the Fiscal Year Ended October 31, 2009, filed with the Commission on June 24, 2010 (the “Annual Report”), the Quarterly Report on Form 10-Q for the quarter ended January 31, 2010, filed with the Commission on June 29, 2010, the Quarterly Report on Form 10-Q for the quarter ended April 30, 2010, filed with the Commission on June 29, 2010; and the Quarterly Report on Form 10-Q for the quarter ended July 31, 2010, filed with the Commission on September 10, 2009.

Form 10-K for year ended October 31, 2009

Item 9A(T), Control and Procedures, page 26

Comment No. 1. We note your disclosure that there were no changes in your internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date (October 31, 2009). Please be advised that Item 308(T)(b) of Regulation S-X requires you to disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter (fourth fiscal quarter in case of an annual report) that has materially affected, or is reasonably likely to material affect, your internal control over financial reporting. Please confirm that you will comply with this disclosure requirement in future filings, and confirm to us, if true, that there were no changes in your internal control over financial reporting during the fourth fiscal quarter that materially affected, or are reasonable likely to materially affect your internal control over financial reporting.

Response to Comment No. 1. We note the Commission’s comment and hereby confirm that all our future filing of annual and quarterly reports will comply with the disclosure requirements of Item 308(T)(b) of Regulation S-X. Also, we confirm that there were no changes in the Company’s internal control over financial reporting during the fourth fiscal quarter that materially affected, or are reasonable likely to materially affect the Company’s internal control over financial reporting.

Certification

Comment No.2. Please amend your filing so that the certifications of your principal Executive Officer and Principal Financial Officer read exactly as set forth in Item 601(b)(31) of regulation S-K. Specifically, please revise these certifications to include the entire introductory language of paragraph 4 and the language of paragraph 4(b) regarding internal controls over financial reporting. Also, please exclude the word quarterly in paragraph two. We will not object if you file an abbreviated amendment consisting solely of the Form 10-K/A cover page, a brief explanation of the reason for the amendment, Item 15-Exhibits, signatures and paragraphs 1, 2, 4 and 5 of the certification. Additionally, please note that these certifications must be updated as of a recent date.

Response to Comment No. 2.We note the Commission’s comment and have filed an abbreviated amendment, consisting solely of Item 15-Exhibits, signatures and paragraphs 1, 2, 4 and 5 of the certification.

Form 10-K for Fiscal Quarter Ended June 31, 2010, April 30, 2010 and July 31, 2010

Comment No.3. We note that your officers have concluded that your disclosure controls and procedures are not effective to ensure that information required to be included in your periodic SEC filings is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also not effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. If you decide to include a definition of disclosure controls and procedures, then the entire definition in Rules 13a-15(e) or 15d-15(e) is required. Alternatively, your officers may conclude that your disclosure controls and procedure are effective or ineffective without providing any part of the definition of disclosure controls and procedures. See Exchange Act Rule 13(a)-15(e).

Response to Comment No. 3.We note the Commission’s comment and will revise our future filings to accord with the Commission’s comment.

Changes in Internal Control Over Financial Reporting

Comment No.4 We note the language in your disclosure regarding change in internal control over financial reporting states that no change in your internal control over financial reporting have come to management’s attention during the Company’s last fiscal quarter that have materially affected or are likely to affect your internal control over financial reporting. This language appears to have the effect of limiting your evaluation to only those matters which came to the attention of your management. Your disclosure regarding changes in your internal control over financial reporting or alternatively, disclose the changes. Please confirm to us if true, that there were no changes in your internal control over financial reporting during your fiscal quarter ended January 31, 2010, April 30, 2010 and July 31, 2010 that have materially affected or are reasonably likely to affect your internal controls over financial reporting and revise your disclosure in future filings to remove this qualifying language.

Response to Comment No. 4. We note the Commission’s comment and hereby confirm that there were no changes in the Company’s internal control over financial reporting during the fiscal quarter ended January 31, 2010, April 30, 2010 and July 31, 2010 that have materially affected or are reasonably likely to affect the Company’s internal controls over financial reporting. Accordingly, the Company will revise its disclosure in future filings to remove the qualifying language.

Form 10-Q for Fiscal Quarter Ended July 31, 2010
Financial Statements, page 2
Note 10, Prior Period Adjustment, page 14

Comment No.5 We note your disclosure in Note 10 that you identify approximately $1.144 million of errors relating to an overstatement primarily of accounts payable accrued expenses and other balance sheet items for the ended October 31, 2009. Please tell us what consideration you gave to retroactively restating your prior period financial statements in accordance with the guidance in ASC 250-10-45-22 through 45-28. Please tell us and in future filings provide all of the disclosures required by ASC 250-10-50-7 through 50-10, including the nature of the error(s), the period(s) in which the errors occurred, the effect of the correction on each financial statement line item and per share amount affected for each prior period presented along with the before and after tax effects on the net income of prior periods and for current year interim periods or tell us why you believe such disclosures are not required.

Response to Comment No. 5. Upon the resignation of David Foni on June 30, 2010 as Chief Executive Officer and a director, the Chief Financial Officer of the Company, Eric Kash, retained a new accountant as well as a consultant with significant SEC accounting experience, John Miller of Bristol Services. We also retained Ohab & Company, PA to assist with our financials. Upon a review of the books and records of the Company and a comprehensive forensic audit, it was determined that an aggregate of $1,030,548 of accounts payable were justifiable overstated. For example, $204,545 owed to Blue Jeans Equities was written off because we paid them the settled amount. The $116,939 owed to a former vendor was forgiven by the company which acquired their assets. A former accounting firm forgave their bill. The payable owed to a bank was a personal loan of the former CEO of Friendlyway, the predecessor of PSI. All the amounts should have been written off in the previous filings.

Comment No. 6. We note you have not filed an Item 4.02 Form 8-k for this restatement. Please tell us how you and your independent registered public accountants were able to conclude your October 31, 2009 financial statement could continue to be relied upon and that no Item 4.02 Form 8-K was required to be filed.

Response to Comment No. 6. We did not know that a Form 8-K was necessary. We will promptly be filing such Form regarding our conclusion that the financials cannot be relied upon.

          The Company respectfully submits via EDGAR the foregoing responses to the Commission comments.

          The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Should you have any questions regarding these matters, please do not hesitate to contact David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250. Thank you for your attention to this matter.

Sincerely yours,

/s/Eric Kash

Eric Kash
Chief Executive and Financial Officer
cc: David Lubin, Esq.